Alan Haughie

Senior Vice President

& Chief Financial Officer

October 19, 2012

Via EDGAR

Securities and Exchange Commission

Attention: Ms. Linda Cvrkel

Branch Chief

100 First Street N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Federal-Mogul Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
Form 10-Q for the Quarter Ended June 30, 2012
Filed July 26, 2012,
File No. 001-34029

Dear Ms. Cvrkel:

Thank you for your letter dated October 9, 2012, addressed to me as the Chief Financial Officer of Federal-Mogul Corporation (the “Company”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) with regard to the above referenced filings of the Company.

Following up on my telephone conversation with Claire Erlanger on October 18, 2012, the Company will file its response to the Staff’s letter on or before November 6, 2012.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Federal-Mogul Corporation • World Headquarters

26555 Northwestern Highway • Southfield, Michigan 48033

Tel. (248) 354-7920 • Fax (248) 354-7999 • E-Mail: Alan.Haughie@federalmogul.com

Securities and Exchange Commission

October 19, 2012

Page Two

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we acknowledge that the Division of Enforcement has access to all information we provide to the Staff in its review of our filings or in response to comments on our filings.

We are available to discuss any of our responses at your convenience. Please do not hesitate to contact me at (248) 354-7841.

Very truly yours,

/s/ Alan Haughie
Alan Haughie Senior Vice President and Chief Financial Officer